Macquarie Group of Companies
Australia and Worldwide

Level 7
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 4300
Internet http://www.macquarie.com.au

SEC Mail Processing
Section

JUN 19 2009

Washington, DC
110

17 June 2009

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

SUPPL

MACQUARIE

Dear Sir/Madam

Macquarie Group Limited (File Number 082-35128) documents for lodgement

Please find relevant documents for Macquarie Group Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

09046373

Yours sincerely

pp. M. Maad

Dennis Leong
Company Secretary

dw 6/24

cag_cosec_syd_prd/68580_1

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited	&	Macquarie Group Limited
ABN	46 008 583 542	&	94 122 169 279

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter M Kirby
Date of last notice	28 April 2009 but 9 December 2008 re: Macquarie Group Limited fully paid ordinary ("MQG") shares.

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	5 June 2009
No. of securities held prior to change	18,996 MQG shares
Class	MQG shares
Number acquired	563 MQG shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$26.60 per MQG share
No. of securities held after change	19,559 MQG shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares allotted pursuant to the Macquarie Group Limited Share Purchase Plan

cag_cosec_syd_prd/150608_1

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

11 June 2009

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited & Macquarie Group Limited
ABN	46 008 583 542 & 94 122 169 279

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Helen M Nugent
Date of last notice	9 December 2008 re: Macquarie Group Limited fully paid ordinary ("MQG") shares

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct & Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Securities held by HNSF Pty Limited as trustee for the Helen Nugent Superannuation Fund, of which Helen Nugent is the sole beneficiary.
Date of change	5 June 2009
No. of securities held prior to change	• 3,945 MQG shares held by Helen Nugent; • 8,498 MQG shares held by HNSF Pty Limited.
Class	MQG shares.
Number acquired	563 MQG shares acquired by HNSF Pty Limited.
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$26.60 per MQG share
No. of securities held after change	• 3,945 MQG shares held by Helen Nugent; • 9,061 MQG shares held by HNSF Pty Limited.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Securities allotted pursuant to the Macquarie Group Limited Share Purchase Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

11 June 2009

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Group Limited &	Macquarie Bank Limited
ABN	94 122 169 279	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	H K McCann
Date of last notice	17 March 2009 but 24 June 2008 re: Macquarie Group Limited fully paid ordinary ("MQG") shares.

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct & Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Securities held by H J McCann Investments Pty Limited as trustee of HK McCann Superannuation Fund, of which H K McCann is a beneficiary.
Date of change	5 June 2009
No. of securities held prior to change	• 11,359 MQG shares held by H K McCann; and • 1,000 MQG shares held by H J McCann Investments Pty Limited.
Class	MQG fully paid ordinary shares.
Number acquired	563 MQG shares each acquired by H Kevin McCann & H J McCann Investments Pty Limited
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$26.60 per MQG fully paid ordinary share.
No. of securities held after change	• 11,922 MQG shares held by H K McCann; and • 1,563 MQG shares held by H J McCann Investments Pty Limited.

cag_cosec_syd_prd/150583_1

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Securities allotted pursuant to the Macquarie Group Limited Share Purchase Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

11 June 2009

11 June 2009

BY FAX - ORIGINAL IN POST
(61 2 823 233 50)

Macquarie Group Ltd.
No. 1 Martin Place
Sydney, NSW 2000

Re: Notice of Person Ceasing to be a Substantial Shareholder Under Section 671B

Company Secretary:

Enclosed is a Notice under Section 671B of Person Ceasing to be a Substantial Shareholder dated 09 June 2009.

Please note that one or more of the affiliates of The Capital Group Companies, Inc. have made notifications to your company pursuant to Section 671B in the past.

For the purposes of this Notice an outstanding share balance of 329,819,535 shares was used to calculate the percentages of holdings of the relevant share capital. We believe this outstanding share balance is current; however, if this number is not accurate, please contact us as soon as possible so that we may make the necessary revisions to this Notice.

Should you have questions or require additional information, please contact Gina Martinez or Vivien Tan at (213) 615-0469, or send a fax message to (213) 486-9698. Alternatively, you may contact us via E-mail at GRGroup@capgroup.com.

Regards,

Gina Martinez
Compliance Manager

Form 605

Corporations Act 2001 Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme	Macquarie Group Ltd.
ACN/ARSN	

1. Details of substantial holder(1)

Name	The Capital Group Companies, Inc.
CAN/ARSN (if applicable	N/A

The holder ceased to be a substantial holder on	9 June 2009
The previous notice was given to the company on	23 February 2009
The previous notice was dated	20 February 2009

The shares reported were owned by accounts under the discretionary investment management of 2 investment management companies (Capital International Sàrl and Capital Research and Management Company) which are direct or indirect subsidiaries of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071 and such shares are being reported in the aggregate.

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change(5)	Class (6) and number of securities affected	Person's votes affected
23 Feb 09 Through 9 June 09	The Capital Group Companies, Inc.	Disposition of shares & increase in outstanding shares	Average price of 29.7526 AUD	1,155,772 Ordinary Shares	1,155,772

See Annexure A dated 20 February 2009

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	N/A

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
The Capital Group Companies, Inc.	333 South Hope Street, 55th Floor Los Angeles, CA 90071

The shares being reported are owned by accounts under the discretionary investment management of 1 investment management company (Capital Research and Management Company) which is a direct or indirect subsidiary of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071.

See Annexure A dated 9 June 2009 (copy attached)

Signature

print name Liliane Corzo capacity: Associate Counsel

sign here ______________________________ date 11 June 2009

Annexure "A"

This is the Annexure of 1 page marked Annexure "A" referred to in Form 605 (cease) signed by this corporation dated 9 June 2009.

The Capital Group Companies, Inc.

By: ______________________________

Liliane Corzo
Associate Counsel

Australia Annexure
Macquarie Group Ltd.
9 June 2009

CG Investment Management Company	Account Number	Number of Shares	% Held
Capital Research and Management Company	11000006	4,500,000	
	11000007	6,669,500	
	11000016	1,996,000	
	11000034	200,000	
	11000073	900,000	
	11000077	1,400,000	
	11000813	110,000	
	11000834	15,000	
		15,790,500	
GRAND TOTAL		**15,790,500**	**4.79%**

Nominee List

Macquarie Group Ltd.
09 June 2009

Nominee Name

Chase Manhattan Bank Australia Limited
Level 36 World Trade Centre
Jamison Street
Sydney, NSW 2000 Australia

11000006	4,500,000
11000007	6,669,500
11000016	1,996,000

Total Shares: 13,165,500

DBS Nominees Pte. Ltd.
6 Shenton Way
Singapore
0106

11000073	900,000

Total Shares: 900,000

JP Morgan Chase Bank

11000034	200,000
11000834	15,000

Total Shares: 215,000

Westpac Custodian Nominees
50 Pitt Street, 8th Floor
Sydney, NSW 2000
Australia

11000077	1,400,000
11000813	110,000

Total Shares: 1,510,000

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	2,168
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	500 @ $32.75 1,668 @ $33.11
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	12 June 2009

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	329,826,703	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	51,795,749	Options over Ordinary Shares at various exercise prices
		1,340,207	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,340,207 fully paid Ordinary shares in Macquarie Group Limited, issued as part of the acquisition of Orion Financial Inc. ("Orion") in December 2007. As advised to ASX on 27 September 2007, there are also retention agreements in place with key former Orion employees. Under the agreements a total of 218,500 fully paid ordinary shares in Macquarie Group Limited may be allocated within the 5 year period from the date of acquisition.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

+ See chapter 19 for defined terms.

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	

+ See chapter 19 for defined terms.

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

+ See chapter 19 for defined terms.

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

Number	+Class

+ See chapter 19 for defined terms.

42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 12 June 2009
(Assistant Company Secretary)

Print name: Nigel Donnelly

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited & Macquarie Group Limited
ABN	46 008 583 542 & 94 122 169 279

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Catherine B Livingstone
Date of last notice	2 March 2009 re Macquarie Group Limited fully paid ordinary ("MQG") shares.

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Securities held by Easdale Pty Limited as trustee of the Michael Satterthwaite Superannuation Fund of which Catherine Livingstone is a beneficiary.
Date of change	5 June 2009
No. of securities held prior to change	• 646 MQG shares held by Catherine Livingstone (acquired via the Macquarie Group Non-Executive Director Share Plan); and • 8,334 MQG shares held by Easdale Pty Limited.
Class	MQG shares
Number acquired	563 MQG shares acquired by Easdale Pty Limited.
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$26.60 per MQG share

cag_cosec_syd_prd/150566_1

No. of securities held after change	• 646 Macquarie Group Limited fully paid ordinary ("MQG") shares held by Catherine Livingstone (acquired via the Macquarie Group Non-Executive Director Share Plan); and • 8,897 MQG shares held by Easdale Pty Limited
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares allotted pursuant to the Macquarie Group Limited Share Purchase Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

12 June 2009

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	W Richard Sheppard
Date of last notice	20 May 2009 re Macquarie Group Limited fully paid ordinary ("MQG") shares and unlisted options over unissued MQG shares.

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Securities held by Lipno Holdings Pty Limited, as trustee for the Sheppard Family Trust, a trust of which Richard Sheppard is a beneficiary.
Date of change	5 June 2009

+ See chapter 19 for defined terms.

No. of securities held prior to change	MQG Shares: • 8,519 MQG shares held by W Richard Sheppard via the Executive Committee sub-plan of the MGSSAP; and • 244,664 MQG shares held by Lipno Holdings Pty Limited, as trustee for the Sheppard Family Trust, a trust of which Richard Sheppard is a beneficiary. MQG options, held by W Richard Sheppard: • 50,000 options over unissued fully paid ordinary shares exercisable at $63.34 per option, expiring on 01/08/2010; and • 45,000 options over unissued fully paid ordinary shares exercisable at $61.79 per option, expiring on 01/08/2011. MQG options held by Lipno Holdings Pty Limited: • 45,000 options over unissued fully paid ordinary shares exercisable at $71.41 per option, expiring on 15/08/2012; and • 51,000 options over unissued fully paid ordinary shares exercisable at $53.91 per option, expiring on 15/08/2013.
Class	MQG shares.
Number acquired	• 563 MQG shares acquired by Richard Sheppard; and • 563 MQG shares acquired by Lipno Holdings Pty Limited.
Number disposed	5,000 MQG shares disposed of by Lipno Holdings Pty Limited
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	• $26.60 per MQG share allotted on 5 June 2009; and • $37.01 per MQG share disposed of by Lipno Holdings Pty Limited.

No. of securities held after change	MQG Shares: • 9,082 MQG shares held by W Richard Sheppard via the Executive Committee sub-plan of the MGSSAP; and • 240,227 MQG shares held by Lipno Holdings Pty Limited, as trustee for the Sheppard Family Trust, a trust of which Richard Sheppard is a beneficiary. MQG options, held by W Richard Sheppard: • 50,000 options over unissued fully paid ordinary shares exercisable at $63.34 per option, expiring on 01/08/2010; and • 45,000 options over unissued fully paid ordinary shares exercisable at $61.79 per option, expiring on 01/08/2011. MQG options held by Lipno Holdings Pty Limited: • 45,000 options over unissued fully paid ordinary shares exercisable at $71.41 per option, expiring on 15/08/2012; and • 51,000 options over unissued fully paid ordinary shares exercisable at $53.91 per option, expiring on 15/08/2013.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	MQG shares allotted pursuant to the Macquarie Group Share Purchase Plan. MQG shares disposed of via on-market trade.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

12 June 2009

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	4,467
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	3,667 @ $32.26 800 @ $32.75
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	15 June 2009

+ See chapter 19 for defined terms.

Item	Description	Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	329,831,170	Fully Paid Ordinary Shares

Item	Description	Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	51,774,413	Options over Ordinary Shares at various exercise prices
		1,340,207	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,340,207 fully paid Ordinary shares in Macquarie Group Limited, issued as part of the acquisition of Orion Financial Inc. ("Orion") in December 2007. As advised to ASX on 27 September 2007, there are also retention agreements in place with key former Orion employees. Under the agreements a total of 218,500 fully paid ordinary shares in Macquarie Group Limited may be allocated within the 5 year period from the date of acquisition.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

+ See chapter 19 for defined terms.

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	

+ See chapter 19 for defined terms.

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

Number	+Class

+ See chapter 19 for defined terms.

42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 15 June 2009
(Assistant Company Secretary)

Print name: Nigel Donnelly

== == == == ==

+ See chapter 19 for defined terms.

Maquarie Group of Companies
Australia and Worldwide

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

15 June 2009

Company Announcements
ASX Limited

Section 259C Exemption Notice - MQG

Macquarie Life Limited (MLL) and MQ Portfolio Management Limited (MQPML), wholly owned subsidiaries of Macquarie Group Limited (Macquarie), have been granted exemption from compliance with section 259C of the Corporations Act 2001 (Cth) allowing them to invest in Macquarie shares.

The exemptions were granted by the Australian Securities and Investments Commission and are subject to certain conditions. One of these conditions is that Macquarie discloses the information below to the Australian Securities Exchange Limited on a fortnightly basis.

As at 12 June 2009, in respect of MQPML, the percentage of Macquarie voting shares:

(a) over which MQPML has the power to control voting or disposal was 0.003%; and
(b) underlying any options, derivatives and conditional agreements held by MQPML was 0%.

As at 12 June 2009, in respect of MLL, the percentage of Macquarie voting shares:

(a) over which MLL has the power to control voting or disposal was 0.014%; and
(b) underlying any options, derivatives and conditional agreements held by MLL was 0%.

Yours faithfully

Dennis Leong
Secretary

Phone: + 61 2 8232 9739
Fax: + 61 2 8232 4437
Email: Substantial.Holdings@macquarie.com

Macquarie Group Limited
ABN 94 122 169 279

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164
AUSTRALIA

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

16 June 2009

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

MACQUARIE

Dear Sir/Madam

Macquarie Group Limited - Issued Ordinary Capital and Options Update – 1 May to 31 May 2009

Since the last notification to the ASX on 18 May 2009 of the positions as at 30 April 2009:

(a) the following fully paid ordinary shares were issued at a price of $80.30 each on retraction of exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited:

- 16,488 shares on 15 May 2009;
- 11,908 shares on 19 May 2009;
- 12,824 shares on 20 May 2009;
- 11,908 shares on 21 May 2009;
- 10,992 shares on 25 May 2009;
- 18,686 shares on 27 May 2009; and
- 1,190 shares on 29 May 2009; and

(b) on 8 May 2009, 20,000,000 shares were issued at a price of $27.00 pursuant to an institutional private placement; and

(c) since the last notification to the ASX on 18 May 2009 of the positions as at 30 April 2009, the following options have been exercised (converting into one newly issued fully paid share per option):

- 10,834 options exercisable at $33.00 each and expiring on 24 May 2009 (MQG0263);
- 51,536 options exercisable at $33.11 each and expiring on 22 July 2009 (MQG0267);
- 149,876 options exercisable at $32.75 each and expiring on 9 August 2009 (MQG0268);

- 32,956 options exercisable at $32.26 each and expiring on 23 August 2009 (MQG0269);
- 3,668 options exercisable at $32.75 each and expiring on 8 November 2009 (MQG0276); and
- 2,467 options exercisable at $32.75 each and expiring on 22 November 2009 (MQG0279).

Therefore, as at 31 May 2009 the number of issued fully paid ordinary $1.00 shares was 303,795,317.

Since the last notification to the ASX on 18 May 2009 of the positions as at 30 April 2009, the following issue of new options has been processed between 1 May 2009 and 31 May 2009:

- 41,000 options exercisable at $34.02 each and expiring 8 May 2014 (MQG0430).

Since the last notification to the ASX on 18 May 2009 of the positions as at 30 April 2009, the following lapses of unexercised options have been processed between 1 May 2009 and 31 May 2009:

- 26,700 options exercisable at $34.66 each and expiring on 10 May 2009 (MQG0262);
- 3,334 options exercisable at $33.00 each and expiring on 24 May 2009 (MQG0263);
- 5,000 options exercisable at $33.11 each and expiring on 22 July 2009 (MQG0267);
- 1,000 options exercisable at $32.75 each and expiring on 9 August 2009 (MQG0268);
- 5,670 options exercisable at $32.26 each and expiring on 23 August 2009 (MQG0269);
- 3,334 options exercisable at $36.99 each and expiring on 8 October 2009 (MQG0273);
- 4,166 options exercisable at $45.89 each and expiring on 9 May 2010 (MQG0297);
- 2,000 options exercisable at $60.41 each and expiring on 8 July 2010 (MQG0303);
- 32,642 options exercisable at $63.34 each and expiring on 1 August 2010 (MQG0305);
- 1,100 options exercisable at $66.92 each and expiring on 8 November 2010 (MQG0319);
- 1,052 options exercisable at $70.21 each and expiring on 8 May 2011 (MQG0333);
- 53,618 options exercisable at $61.79 each and expiring on 1 August 2011

(MQG0339);

- 3,666 options exercisable at $78.24 each and expiring on 8 January 2012 (MQG0358);
- 2,642 options exercisable at $87.18 each and expiring on 9 July 2012 (MQG0376);
- 39,217 options exercisable at $71.41 each and expiring on 15 August 2012 (MQG0379);
- 5,958 options exercisable at $79.38 and expiring on 10 December 2012 (MQG0390);
- 4,000 options exercisable at $74.30 and expiring on 24 December 2012 (MQG0391);
- 3,000 options exercisable at $59.16 and expiring on 22 April 2013 (MQG0399);
- 2,529 options exercisable at $47.29 each and expiring on 8 July 2013 (MQG0404);
- 93,948 options exercisable at $53.91 each and expiring on 15 August 2013 (MQG0407);
- 5,922 options exercisable at $32.29 each and expiring on 22 October 2013 (MQG0417); and
- 8,000 options exercisable at $25.39 each and expiring on 24 November 2013 (MQG0419).

The number of options on issue at 31 May 2009 was 52,253,606 all exercisable into one share per option.

Yours faithfully

Nigel Donnelly
Assistant Company Secretary

ATTACHMENT 1

Listing of Macquarie Group Limited Options

As at 31 May 2009

MQG Code	Number	Exercise Price	Expiry Date
MQG0264	8,334	$33.84	08/06/2009
MQG0265	9,170	$34.27	22/06/2009
MQG0266	15,002	$33.58	08/07/2009
MQG0267	418,261	$33.11	22/07/2009
MQG0268	1,034,384	$32.75	09/08/2009
MQG0269	869,496	$32.26	23/08/2009
MQG0270	1,668	$30.67	23/08/2009
MQG0271	325,994	$34.60	08/09/2009
MQG0272	67,946	$35.28	22/09/2009
MQG0273	79,812	$36.99	08/10/2009
MQG0274	24,867	$39.64	22/10/2009
MQG0275	44,988	$40.81	08/11/2009
MQG0276	45,200	$32.75	08/11/2009
MQG0277	11,667	$33.11	08/11/2009
MQG0278	26,920	$41.72	22/11/2009
MQG0279	81,835	$32.75	22/11/2009
MQG0280	27,760	$44.88	08/12/2009
MQG0281	4,900	$34.60	08/12/2009
MQG0283	26,668	$45.15	22/12/2009
MQG0284	8,334	$46.97	10/01/2010
MQG0285	10,000	$47.28	10/01/2010
MQG0286	5,000	$48.68	24/01/2010
MQG0288	55,975	$49.31	08/02/2010
MQG0289	8,336	$49.47	08/02/2010
MQG0291	50,620	$49.16	22/02/2010
MQG0292	22,502	$49.51	08/03/2010
MQG0293	21,668	$49.57	22/03/2010
MQG0294	38,336	$47.82	08/04/2010
MQG0295	43,211	$45.14	22/04/2010
MQG0296	22,162	$49.31	08/04/2010
MQG0297	22,500	$45.89	09/05/2010
MQG0298	15,068	$49.18	23/05/2010
MQG0300	45,835	$54.24	08/06/2010
MQG0301	31,668	$58.02	22/06/2010
MQG0302	8,334	$49.18	22/06/2010
MQG0303	35,979	$60.41	08/07/2010
MQG0304	13,524	$63.42	22/07/2010
MQG0305	7,129,179	$63.34	01/08/2010
MQG0306	17,658	$62.13	08/08/2010
MQG0307	30,834	$63.34	08/08/2010
MQG0308	55,431	$63.33	22/08/2010
MQG0309	40,366	$65.72	08/09/2010
MQG0310	6,707	$63.34	08/09/2010
MQG0312	1,668	$35.28	22/09/2009
MQG0313	26,944	$67.85	22/09/2010

ATTACHMENT 1

Listing of Macquarie Group Limited Options

As at 31 May 2009

MQG Code	Number	Exercise Price	Expiry Date
MQG0314	680	$63.34	22/09/2010
MQG0316	11,167	$63.34	10/10/2010
MQG0317	60,970	$70.56	10/10/2010
MQG0318	41,333	$64.16	24/10/2010
MQG0319	46,764	$66.92	08/11/2010
MQG0320	53,841	$70.60	22/11/2010
MQG0321	52,125	$68.24	08/12/2010
MQG0322	23,667	$68.36	22/12/2010
MQG0323	25,916	$67.85	09/01/2011
MQG0324	25,151	$70.47	23/01/2011
MQG0325	80,229	$63.09	08/02/2011
MQG0327	20,371	$61.33	22/02/2011
MQG0328	58,334	$60.35	08/03/2011
MQG0329	17,473	$61.91	22/03/2011
MQG0330	70,168	$68.01	10/04/2011
MQG0331	23,406	$68.83	24/04/2011
MQG0332	2,500	$32.75	09/08/2009
MQG0333	73,849	$70.21	08/05/2011
MQG0334	17,409	$66.83	22/05/2011
MQG0335	21,587	$65.12	08/06/2011
MQG0336	71,000	$65.95	22/06/2011
MQG0337	16,655	$68.03	10/07/2011
MQG0338	24,665	$62.75	22/07/2011
MQG0339	8,982,240	$61.79	01/08/2011
MQG0340	29,063	$61.79	08/08/2011
MQG0341	72,502	$60.99	08/08/2011
MQG0342	16,985	$61.79	22/08/2011
MQG0343	67,779	$61.03	22/08/2011
MQG0344	4,000	$61.79	08/09/2011
MQG0345	170,000	$64.43	08/09/2011
MQG0346	2,000	$61.79	22/09/2011
MQG0347	35,000	$65.96	22/09/2011
MQG0348	4,455	$61.79	09/10/2011
MQG0349	84,292	$69.47	09/10/2011
MQG0350	4,000	$64.43	09/10/2011
MQG0351	11,000	$64.43	23/10/2011
MQG0352	33,153	$72.17	23/10/2011
MQG0353	60,786	$73.31	08/11/2011
MQG0354	35,390	$73.31	20/11/2011
MQG0355	15,916	$74.11	22/11/2011
MQG0356	20,333	$71.92	08/12/2011
MQG0357	52,330	$75.57	22/12/2011
MQG0358	33,331	$78.24	08/01/2012
MQG0359	61,000	$79.33	22/01/2012
MQG0360	41,638	$82.57	08/02/2012

ATTACHMENT 1

Listing of Macquarie Group Limited Options

As at 31 May 2009

MQG Code	Number	Exercise Price	Expiry Date
MQG0361	11,022	$83.55	22/02/2012
MQG0362	32,061	$80.01	08/03/2012
MQG0363	72,000	$80.04	22/03/2012
MQG0364	4,000	$60.99	22/03/2012
MQG0365	12,500	$47.82	23/05/2010
MQG0366	35,641	$85.30	10/04/2012
MQG0367	214,976	$87.73	23/04/2012
MQG0368	1,666	$60.41	08/07/2010
MQG0369	5,000	$63.42	22/07/2010
MQG0370	4,000	$70.60	22/11/2010
MQG0371	86,059	$89.76	08/05/2012
MQG0372	89,318	$94.48	22/05/2012
MQG0373	4,000	$80.04	08/06/2012
MQG0374	56,600	$87.77	08/06/2012
MQG0375	31,000	$91.30	22/06/2012
MQG0376	84,498	$87.18	09/07/2012
MQG0377	54,737	$90.83	23/07/2012
MQG0378	42,999	$73.86	08/08/2012
MQG0379	9,442,872	$71.41	15/08/2012
MQG0380	52,342	$71.41	22/08/2012
MQG0381	60,000	$68.06	22/08/2012
MQG0382	89,543	$71.41	10/09/2012
MQG0383	116,441	$71.49	10/09/2012
MQG0384	1,000	$71.41	24/09/2012
MQG0385	118,498	$76.69	24/09/2012
MQG0386	2,000	$71.41	08/10/2012
MQG0387	63,000	$86.34	08/10/2012
MQG0388	69,012	$82.37	22/10/2012
MQG0389	41,256	$77.55	22/11/2012
MQG0390	350,379	$79.38	10/12/2012
MQG0391	51,608	$74.30	24/12/2012
MQG0392	58,556	$72.27	08/01/2013
MQG0393	145,000	$64.40	22/01/2013
MQG0394	170,960	$63.74	08/02/2013
MQG0395	44,316	$54.69	22/02/2013
MQG0396	75,845	$47.79	10/03/2013
MQG0397	68,538	$51.34	25/03/2013
MQG0398	145,897	$56.79	08/04/2013
MQG0399	47,521	$59.16	22/04/2013
MQG0400	113,400	$63.09	08/05/2013
MQG0401	51,000	$59.58	22/05/2013
MQG0402	80,669	$52.89	10/06/2013
MQG0403	31,000	$48.78	23/06/2013
MQG0404	50,471	$47.29	08/07/2013
MQG0405	63,435	$47.29	22/07/2013

ATTACHMENT 1

Listing of Macquarie Group Limited Options

As at 31 May 2009

MQG Code	Number	Exercise Price	Expiry Date
MQG0406	56,000	$51.01	08/08/2013
MQG0407	16,356,955	$53.91	15/08/2013
MQG0408	94,323	$53.91	22/08/2013
MQG0409	124,409	$48.61	22/08/2013
MQG0410	43,454	$53.91	08/09/2013
MQG0411	161,000	$45.35	08/09/2013
MQG0412	118,771	$53.91	22/09/2013
MQG0413	157,000	$33.49	22/09/2013
MQG0414	95,343	$53.91	08/10/2013
MQG0415	116,644	$36.20	08/10/2013
MQG0416	163,529	$53.91	22/10/2013
MQG0417	77,378	$32.39	22/10/2013
MQG0418	85,000	$31.99	10/11/2013
MQG0419	45,000	$25.39	24/11/2013
MQG0420	63,000	$28.48	08/12/2013
MQG0421	45,000	$27.78	22/12/2013
MQG0422	69,000	$31.73	08/01/2014
MQG0423	35,000	$26.66	22/01/2014
MQG0424	28,000	$23.84	09/02/2014
MQG0425	11,000	$21.24	23/02/2014
MQG0426	35,000	$17.10	09/03/2014
MQG0427	16,000	$23.17	23/03/2014
MQG0428	134,000	$29.41	08/04/2014
MQG0429	66,000	$30.89	22/04/2014
MQG0430	41,000	$34.02	08/05/2014
	52,253,606		

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	W Richard Sheppard
Date of last notice	12 June 2009 but 5 June 2009 re Macquarie Wrap Cash Account ("MWCA") units.

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	9 June 2009 and 10 June 2009
No. of securities held prior to change	77,907.63 MWCA units.
Class	MWCA units.
Number acquired	511.68 MWCA units acquired on 9 June 2009.
Number disposed	36,271.80 MWCA units disposed of on 10 June 2009.
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$1.00 per MWCA unit.
No. of securities held after change	42,147.51 MWCA units.

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	• MWCA units acquired as a result of a tax credit; and • MWCA units disposed of as a result of a purchase.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

16 June 2009

+ See chapter 19 for defined terms.

Macquarie Group Limited
ABN 94 122 169 279

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164
AUSTRALIA

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

MACQUARIE

ASX/Media Release

UPDATE ON REMUNERATION ARRANGEMENTS

SYDNEY, 17 June 2009 – On 31 March 2009, Macquarie Group Limited (Macquarie) announced proposed changes to its remuneration arrangements consistent with global remuneration and regulatory trends, which were proposed to be submitted for shareholder approval at Macquarie's 2009 Annual General Meeting ("AGM").

Two subsequent events have impacted Macquarie's ability to implement the proposed changes to its remuneration arrangements as originally envisaged, being:

- the proposed changes to the taxation of employee share schemes announced in the Federal Budget on 12 May 2009 and revised in a consultation paper released by the Federal Government on 5 June 2009; and
- the Federal Government's release on 5 May 2009 of proposed legislation concerning executive termination benefits

(together, the "Proposed Legislative Changes").

As a result of these events, Macquarie advised the market on 21 May 2009 that it was in the process of assessing the impact of the Proposed Legislative Changes and would update the market when it was in a position to do so.

Macquarie is currently in the process of finalising its 2009 Notice of AGM and as at the date of this announcement, the Proposed Legislative Changes have not been finalised. As a result of this uncertainty, Macquarie will defer implementation of its proposed remuneration changes and, accordingly, will not seek shareholder approval of the proposed changes to its remuneration arrangements at Macquarie's 2009 AGM.

Once the final legislation is enacted, Macquarie will make a determination of its impact on the proposed remuneration arrangements and a decision will be made at that time as to whether any modification of the arrangements is required and whether to proceed with seeking shareholder approval of the proposed changes.

In the meantime, interim remuneration arrangements will remain in place, pending finalisation of the proposed remuneration arrangements:

- 2009 retained profit share for Executive Directors, equivalent to the proposed retention levels of 50 per cent (55 per cent for the Chief Executive Officer) of each Executive Director's 2009 gross profit share allocation, will be held in cash;
- 2009 retained profit share amounts for other staff will remain in cash;
- Prior year retained amounts for Executive Directors will remain notionally invested in the Directors' Profit Share Plan; and
- The consideration of option grants to Executive Committee members will be deferred.

These arrangements will be subject to review as the situation becomes clear.

Depending on the timing of the final legislation, shareholder approval could be sought at a special general meeting to be held later in 2009, the beginning of 2010 or, if there is no certainty regarding the Proposed Legislative Changes until 2010, at Macquarie's 2010 AGM.

Contacts:

Paula Hannaford, Macquarie Group, Corporate Communications +612 8232 4102
Stuart Green, Macquarie Group, Investor Relations +612 8232 8845
Karen Khadi, Macquarie Group, Investor Relations +612 8232 3548